UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934

FOXO Technologies Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

351471305

(CUSIP Number)

November 6, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) VINCENT J. DOWLING, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) o
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 351471305

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) BABOON PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) o
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 351471305

Item 1  (a) Name of Issuer:

FOXO Technologies Inc. (the “Company”)

(b)       Address of Issuer’s Principal Executive Offices:

729 N. Washington Ave., Suite 600

Minneapolis, MN 55401

Item 2 (a) Name of Person Filing:

This statement is filed by:

(i)	Vincent J. Dowling, Jr. (“Mr. Dowling”), who serves as the manager of Baboon Partners, LLC.

(ii)       Baboon Partners, LLC, a Florida limited liability company (“Baboon Partners”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Common Stock reported herein.

(b)       Address of Principal Office, or if None, Residence:

The address of the business office of each of the Reporting Persons is 7 Sea Court,

Vero Beach, FL 32963.

(c)       Citizenship:

Mr. Dowling is a citizen of the United States. Baboon Partners is a limited liability company organized under the laws of the State of Florida.

(d)       Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”).

(e)       CUSIP Number:

351471305

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4 Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned:

Please see Item 9 of cover pages.

(b)   Percent of Class:

Please see Item 11 of the cover pages.

(c)   Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote:

Please see Item 5 of the cover pages.

(ii)    Shared power to vote or to direct the vote:

Please see Item 6 of the cover pages.

(iii)   Sole power to dispose or to direct the disposition of:

Please see Item 7 of the cover pages.

(iv)   Shared power to dispose or to direct the disposition of:

Please see Item 8 of the cover pages.

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [√].

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8 Identification and Classification of Members of the Group:

Not Applicable

Item 9 Notice of Dissolution of Group:

Not Applicable

Item 10 Certification:

By signing below each Reporting Persons certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2024	/s/ Vincent J. Dowling Jr.
Vincent J. Dowling Jr.

Baboon Partners, LLC

Dated: November 7, 2024	By:	/s/ Vincent J. Dowling Jr.
Vincent J. Dowling Jr., Manager